United States
Securities and Exchange Commission
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant To Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934

For the month of

July 2003

Valley of the Rio Doce Company
(Translation of Registrant’s name into English)

Avenida Graca Aranha, No. 26
20005-900 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F      Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes      No

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-       .)

CVRD Strategic Focus on Bauxite and Alumina

Rio de Janeiro, July 24, 2003 – Companhia Vale do Rio Doce (CVRD) informs that the beginning of the construction of a new capacity expansion of the alumina refinery of its subsidiary ALUNORTE – Alumina do Norte do Brasil (Alunorte), located in Barcarena, in the state of Pará, Brazil, was approved.

The brownfield project involves the construction of stages 4 and 5 of the plant, bringing its current annual capacity from 2.4 million to 4.2 million tons of alumina. Alunorte is among the five largest and one of the most efficient alumina producers in the world. It has a very low conversion cost, produces high quality alumina and operates according to the best environmental and safety practices in the world. This expansion follows the recently commissioned stage 3 (March 2003).

The estimated capex is US$ 583 million. In the implementation phase, it will generate approximately 6,000 new temporary jobs, and, when completed, the plant will have 380 additional employees.

The production of stages 4 and 5 will utilize bauxite produced in Paragominas, a CVRD wholly owned bauxite mine, which is being developed. The Paragominas mine is located in the state of Pará and its estimated initial production capacity will be 4.5 million tones per year. The estimated capex for the development of this bauxite mine is US$ 271 million. Both projects have their start up dates planned for early 2006.

Mineração Rio do Norte S.A. (MRN), a CVRD affiliate located in Trombetas, in the state of Pará, recently concluded a capacity expansion of 5.3 million tones, from 11 to 16.3 million tones of bauxite per year.

The start up of the development of Alunorte stages 4 and 5 and Paragominas phase 1 is consistent with CVRD's strategic focus on bauxite and alumina. The strategic focus on the upstream of the aluminum production chain is strongly supported by CVRD's competitive advantages derived from the availability of large reserves of high quality bauxite, a world class alumina refinery and a highly efficient logistics network.

For further information, please contact:
Roberto Castello Branco: roberto.castello.branco@cvrd.com.br +55-21-3814-4540
Barbara Geluda: barbara.geluda@cvrd.com.br +55-21-3814-4557
Daniela Tinoco: daniela.tinoco@cvrd.com.br +55-21-3814-4946
Eduardo Mello Franco: eduardo.mello.franco@cvrd.com.br +55-21-3814-9849
Rafael Azevedo: rafael.azevedo@cvrd.com.br +55-21-3814-4700
Rafael Campos: rafael.campos@cvrd.com.br +55-21-3814-4353

This press release may contain statements that express management’s expectations about future events or results rather than historical facts. These forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those projected in forward-looking statements, and CVRD cannot give assurance that such statements will prove correct. These risks and uncertainties include factors: relating to the Brazilian economy and securities markets, which exhibit volatility and can be adversely affected by developments in other countries; relating to the iron ore business and its dependence on the global steel industry, which is cyclical in nature; and relating to the highly competitive industries in which CVRD operates. For additional information on factors that could cause CVRD’s actual results to differ from expectations reflected in forward-looking statements, please see CVRD’s reports filed with the Brazilian Comissão de Valores Mobiliários and the U.S. Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA VALE DO RIO DOCE
(Registrant)

	By:	/s/ Fabio de Oliveira Barbosa
Fabio de Oliveira Barbosa
Chief Financial Officer

Date: July 25, 2003